22003682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 25 2022
Washington, DC

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-47072 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bengur Bryan & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

509 S. Exeter Street - Suite 210
(No. and Street)

Baltimore (City) MD (State) 21202 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles A. Bryan (Name) 443-573-3033 (Area Code – Telephone Number) cbryan@bengurbryan.c (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsenAllen, LLP
(Name – if individual, state last, first, and middle name)

1966 Greenspring Drive - Suite 300 (Address) Timonium (City) MD (State) 21093 (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 655 (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, Charles A. Bryan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bengur Bryan & Co., Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA D EXTER
NOTARY PUBLIC
HARFORD COUNTY, MARYLAND
MY COMMISSION EXPIRES
April 6, 2022

Lisa D Exter
Notary Public

Signature: Charles A. Bryan

Title: President

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**BENGUR BRYAN & CO., INC.**

**2021**
**FINANCIAL PACKAGE**
**AND SUPPLEMENTARY INFORMATION**

## TABLE OF CONTENTS


| | PAGE |
|---|---|
| **REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM** | 1 |
| **FINANCIAL STATEMENTS** | 3 |
| Statement of Financial Condition | 4 |
| Statement of Operations | 5 |
| Statement of Changes in Stockholders' Equity | 6 |
| Statement of Cash Flows | 7 |
| Notes to Financial Statements | 8 |
| **SUPPLEMENTARY INFORMATION** | 14 |
| Schedule I, Computation of Net Capital under Rule 15c3-1 | 15 |
| Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption) | 17 |
| Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption) | 17 |

CliftonLarsonAllen LLP
CLAconnect.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bengur Bryan & Co. Inc.
Baltimore, Maryland

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Bengur Bryan & Co. Inc. (the Company) as of December 31, 2021, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the

Board of Directors and Stockholders
Bengur Bryan & Co. Inc.

Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen, LLP

**CliftonLarsonAllen LLP**

We have served as the Company's auditor since 2010.

Baltimore, Maryland
February 16, 2022

FINANCIAL STATEMENTS

**BENGUR BRYAN & CO., INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2021**

**ASSETS**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 401,200 |
| Accounts Receivable | | 7,500 |
| Other receivables | | 36,279 |
| Prepaid expenses | | 4,708 |
| **TOTAL ASSETS** | $ | 449,687 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ | 12,631 |
| Accounts liabilities | | 19,950 |
| Total liabilities | | 32,581 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $.10 par value; 999,975 shares authorized; 500 shares issued and outstanding | | 50 |
| Additional paid-in capital | | 450 |
| Retained earnings | | 416,606 |
| Total stockholders' equity | | 417,106 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 449,687 |

The accompanying notes are an integral part of the financial statements.

**BENGUR BRYAN & CO., INC.**
**STATEMENT OF OPERATIONS**
**Year Ended December 31, 2021**

| | |
|---|---|
| **REVENUE** | |
| Investment banking revenue | $ 7,417,824 |
| Interest income | 137 |
| Gain on marketable securities | 4,526 |
| Total revenue | 7,422,487 |
| **EXPENSES** | |
| Consulting fees | 5,425,555 |
| Employee compensation and benefits | 379,920 |
| Other expenses | 357,656 |
| Total expenses | 6,163,131 |
| **NET INCOME** | $ 1,259,356 |

The accompanying notes are an integral part of the financial statements.

**BENGUR BRYAN & CO., INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**Year Ended December 31, 2021**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **BALANCE, JANUARY 1, 2021** | $ 50 | $ 450 | $ 236,219 | $ 236,719 |
| Distribution to stockholders | - | - | (1,078,969) | (1,078,969) |
| Net income | - | - | 1,259,356 | 1,259,356 |
| **BALANCE, DECEMBER 31, 2021** | $ 50 | $ 450 | $ 416,606 | $ 417,106 |

The accompanying notes are an integral part of the financial statements.

**BENGUR BRYAN & CO., INC.**
**STATEMENT OF CASH FLOWS**
**Year Ended December 31, 2021**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 1,259,356 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Gain on sales of equity securities | | (4,526) |
| Effects of changes in operating assets and liabilities: | | |
| Accounts receivable | | (7,500) |
| Other receivables | | (21,675) |
| Prepaid expenses | | (104) |
| Accounts payable and other accrued expenses | | (53,030) |
| Net cash provided by operating activities | | 1,172,521 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Proceeds from sales of equity securities | | 44,348 |
| Net cash provided by investing activities | | 44,348 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Distribution to stockholders | | (1,078,969) |
| Net cash used in financing activities | | (1,078,969) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | $ | 137,900 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR** | | 263,300 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ | 401,200 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Bengur Bryan & Co., Inc. (the Company), is a Maryland corporation that is an investment banking firm primarily providing private placement, merger and acquisition and other financial advisory services to corporations. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

Based on our nature of business, guidance issued in footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company updated its membership agreement in 2020 to be reflected under the 'Non-Covered Firm' provision. As such, the Company is exempt from the provisions of Rule 15c3-3, however, does not claim an exemption under paragraph (k)(2) of that rule.

### COVID-19

The outbreak of COVID-19 in 2020 has caused domestic and global disruption on markets and businesses. As a result, the financial industry has experienced significant volatility. Management believes it has taken appropriate actions to mitigate any material impacts to the Company. However, any additional effect of COVID-19 is unknown and cannot be reasonably estimated as these events are still developing.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates in Preparing Financial Statements

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. These estimates also affect the reported amounts of revenues and expenses during the period presented. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents includes all highly liquid investments with maturities of three months or less at the time of purchase.

### Fee Revenue

Fee revenue from contracts with customers includes transaction fee revenue, fixed advisory fees, and non-refundable retainer fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are

identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. There were no changes in the judgments used to determine the timing of the satisfaction of performance obligations or the judgments used to determine the transaction price made in applying the guidance in Accounting Standards Codification (ASC) 606.

The following provides detailed information on the recognition of our revenues from contracts with customers:

We provide our clients with a limited range of investment banking and financial advisory services. Investment Banking services primarily include placement agent services in both the equity and debt capital markets, including private equity placements, and distributing private debt, and fees generated in connection with merger & acquisition and valuation related services. Fees from private placements, and mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. A significant portion of the fees we receive for our investment banking services are considered variable as they are contingent upon a future event (e.g., completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. The Company believes the performance obligation for non-refundable retainer fee services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses that are associated with investment banking and advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking and advisory related expenses are expensed as incurred. All investment banking and advisory expenses are recognized within other operating expenses in the statements of operations.

**Disaggregation of Revenue**

The following table presents the Company's revenues from contracts with customers disaggregated by major business activity and by type of contract:

| | | |
|---|---|---|
| Investment banking - | Merger & acquisitions | $4,656,289 |
| | Private placements | 2,478,788 |
| | Advisory | 282,747 |
| | | $7,417,824 |
| | | |
| | Transaction | $6,648,827 |
| | Fixed | 206,747 |
| | Non-refundable retainer | 562,250 |
| | | $7,417,824 |

**Information on Remaining Performance Obligations and Revenue Recognized from Past Performance**

We do not disclose information about performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2021. Investment banking fees that are contingent upon completion of a specific milestone are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2021.

**Contract Balances**

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied. As of December 31, 2021, we had no receivables related to revenues from contracts with customers.

**Accounts and Other Receivables**

Account receivables result from charges for services to customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. The allowance is increased by a charge to bad debt expense, and reduced by charge-offs, net of recoveries. As of December 31, 2021, the accounts receivable balance is $7,500.

Other receivables result from billable expenses incurred for services to customers. These expenses are billed and collectible at billable service milestones. Other receivables are regularly assessed for collectibility and expensed if determined to be uncollectible. As of December 31, 2021, the other receivables recorded is $36,279.

**Investments**

Investments that management believes may be sold prior to maturity are classified as available-for-sale securities. Securities held in this category are measured at fair value with changes in fair value recognized in net income. During the period ended December 31, 2021, the Company sold its equity securities of $44,348.

**Impairment of Long-Lived Assets**

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

**Income Taxes**

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an S Corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

## NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and temporary investments in one commercial bank in Baltimore, Maryland. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the bank were $401,200 at December 31, 2021, of which $151,200 was over the $250,000 FDIC limit and not insured.

## NOTE 4 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent operating cash and an investment in a money market funds as follows:

| | | |
|---|---|---|
| Cash | $ | 51,186 |
| Money market fund | | 350,014 |
| **Total cash and cash equivalents** | $ | 401,200 |

## NOTE 5 – INVESTMENTS

During the year ended December 31, 2021, the Company sold its equity securities and recognized a gain on marketable securities of $4,526.

## NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820-10 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

*Level 1* – valuations based on unadjusted quoted prices for identical assets or liabilities in active markets;

*Level 2* – valuations based on quoted prices for similar assets or liabilities or identical assets or liabilities in less active markets, such as dealer or broker markets; and,

*Level 3* – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable, such as pricing models, discounted cash flow models and similar techniques based on market exchange, dealer or broker-traded transactions.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value.

**Equity Securities**

Equity securities are securities that are listed on a national market or exchange and are valued at the last sales price. Such securities are classified within Level 1 of the valuation hierarchy.

During the period ended December 31, 2021 the Company sold its equity securities.

**NOTE 7 – EMPLOYEE BENEFIT PLAN**

The Company maintains a simplified employee pension plan (SEP-IRA) established under the terms of Section 408(k) of the Internal Revenue Code. In order to participate in the Plan, employees must be 21 years of age, and must have performed service for the Company for at least 3 of the 5 immediately preceding years. The Company contributes 25% of compensation, as paid, directly to the individual retirement account of the respective employee. The contribution charged to expense for the plan year ended December 31, 2021 was $70,657.

**NOTE 8 – COMMITMENTS AND CONTINGENCIES**

**Leasing Arrangements**

The Company leases office space under an Expense Sharing Agreement on a month-by-month basis and may be canceled by either party with a thirty-day notice. Rent expense of $23,399 was charged to operations for the year ended December 31, 2021.

**NOTE 9 – NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $379,084 which was $374,084 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

**NOTE 10 – RELATED PARTY TRANSACTIONS**

The Company's owner is also a principal owner of two affiliates to which the Company pays expenses related to rent, office supplies, professional registration and dues, telephone, consulting, and other administrative expenses. The Company has incurred a total of $96,218 for these expenses none of which are included in accounts payable and accrued liabilities as of December 31, 2021.

The transactions with the affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

**NOTE 11 – INCOME TAXES**

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. Any amounts paid by the Company for income taxes are accounted for as transactions with the Company's owners.

The Company adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as a result of these requirements.

The federal and state income tax returns of the Company for 2018, 2019, 2020, 2021 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

**NOTE 12 – SUBSEQUENT EVENTS**

Management evaluated subsequent events through February 16, 2022, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2021, but prior to February 16, 2022 that provided additional evidence about conditions that existed at December 31, 2021 have been recognized in the financial statements for the year ended December 31, 2021. Events or transactions that provided evidence about conditions that did not exist at December 31, 2021, but arose before the financial statements were available to be issued, have not been recognized in the financial statements for the year ended December 31, 2021.

SUPPLEMENTARY INFORMATION

**BENGUR BRYAN & CO., INC.**
**COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1**
**December 31, 2021**

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| 1. Total ownership equity from statement of financial condition | | $ 417,106 |
| 2. Deduct: Ownership not allowable for net capital | | - |
| 3. Total ownership equity qualified for net capital | | 417,106 |
| 4. Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| B. Other deductions or allowable credits | | - |
| 5. Total capital and allowable subordinated liabilities | | 417,106 |
| 6. Deductions and/or charges | | |
| A. Total nonallowable assets from Statement of Financial Condition | | |
| 1. Accounts receivable | 26,314 | |
| 2. Prepaid expenses | 4,708 | |
| 3. Property and equipment | - | |
| | | (31,022) |
| 7. Other additions and/or allowable credits | | - |
| 8. Net capital before haircuts on securities positions | | 386,084 |
| 9. Haircuts on securities: | | |
| A. Contractual securities commitments | | - |
| B. Subordinated securities borrowings | | - |
| C. Trading and investment securities: | | |
| 1. Exempted securities | - | |
| 2. Debt securities | - | |
| 3. Options | - | |
| 4. Other securities | 7,000 | |
| | | (7,000) |
| 10. Net capital | | $ 379,084 |

**BENGUR BRYAN & CO., INC.**
**COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1**
**December 31, 2021** (Continued)

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | $ | 2,172 |
| 12. Minimum dollar net capital requirement of reporting broker | $ | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 |
| 14. Excess net capital (line 10 less line 13) | $ | 374,084 |
| 15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital | $ | 373,084 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---|
| 16. Total aggregate indebtedness included in statement of financial condition | $ | 32,581 |
| 17. Additions | | - |
| 18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | | - |
| 19. Total aggregate indebtedness | $ | 32,581 |
| 20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10) | | 8.59% |

**STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 December 31, 2021**

**Bengur Bryan & Company, Inc.**

**Schedule II – Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption) December 31, 2021**

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as the Company relies on Footnote 74 of SEC Release No. 34-70073 and the Company limits its business activities to those of a Non-Covered Firm. In addition, the Company carries no margin accounts and has no customers.

**Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption) December 31, 2021**

During the 2021 calendar year, BENGUR BRYAN (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

CliftonLarsonAllen LLP
CLAconnect.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have performed the procedures enumerated below, which were agreed to by Bengur Bryan & Co. Inc. (the Company) and the Securities Investor Protection Corporation (SIPC), related to the Company's compliance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the SIPC Series 600 Rules, and the applicable instructions of the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. The Company's management is responsible for its compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check, and tracing the payment to the subsequent clearing on the bank statement, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 PART III for the year ended December 31, 2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $4,663 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended December 31, 2021, to the Company's supporting schedule, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues as of January 1, 2021 to December 31, 2021 on page 2, line 2d and the General Assessment of 0.0015 on page 2, line 2e of $7,417,824 and $11,127, respectively of the Form SIPC-7, noting no differences.

b. Recalculated the Company's supporting schedule's arithmetical accuracy of the $4,663 aggregate deductions report for the period of January 1, 2021 to December 31, 2021, respectively on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the specified requirements. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen, LLP

**CliftonLarsonAllen LLP**

Baltimore, Maryland
February 16, 2022

**BENGUR BRYAN & CO., INC.**
**GENERAL ASSESSMENT RECONCILIATION**
**Year Ended December 31, 2021**

| | |
|---|---|
| **Total Revenue** | $ 7,422,487 |
| **Total Deductions** | 4,663 |
| **SIPC Net Operating Revenues** | $ 7,417,824 |
| **General Assessment @ .0015** | $ 11,127 |

**Less Payments Made:**

| Date Paid | SIPC Collection Agent | Interest on Late Payments | Amount |
|---|---|---|---|
| 7/27/2021 | SIPC-6 | $ - | $ 2,425 |
| 1/21/2022 | SIPC-7 | - | 8,702 |
| | | $ - | $ 11,127 |

SIPC-7

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47072 FINRA DEC
BENGUR BRYAN & CO INC
509 S EXETER ST STE 210
BALTIMORE, MD 21202-4344

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Rummell, VP Finance (443)573-3013

2. A. General Assessment (item 2e from page 2) $11,126.94

B. Less payment made with SIPC-6 filed (exclude interest) (2,425.17)

July 26, 2021
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 8,701.77

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $8,701.77

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $8,701.77

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bengur Bryan & Co. Inc.
(Name of Corporation, Partnership or other organization)

Charles G. Bryan
(Authorized Signature)

President
(Title)

Dated the 21 day of January, 20 22.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

| Item No. | Eliminate cents |
| --- | --- |
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $7,422,487 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 7,422,487 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 4,526 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| __________ (Deductions in excess of $100,000 require documentation) | 137 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 4,663 |
| 2d. SIPC Net Operating Revenues | $7,417,824 |
| 2e. General Assessment @ .0015 | $11,126.74 |

(to page 1, line 2.A.)

CliftonLarsonAllen LLP
CLAconnect.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bengur Bryan & Co., Inc.
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Bengur Bryan & Co., Inc. (the Company) does not claim an exemption from paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (a) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and (b) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company does not and will not (a) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers, and (c) does not and will not carry PAB accounts (as defined in Rule 15c3-3) ("Non-Covered Firm"). The Company met the identified conditions cited above throughout the most recent fiscal year without exception and is considered a Non-Covered Firm and is covered by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

CliftonLarsonAllen, LLP

**CliftonLarsonAllen LLP**

Baltimore, Maryland
February 16, 2022